

June 9, 2011

Mr. Francois-Xavier Roger
Chief Financial Officer
Millicom International Cellular S.A.
15 Rue Leon Laval
L-3372 Leudelange Grand Duchy of Luxembourg

> **Re: Millicom International Cellular S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 0-22828**

Dear Mr. Roger:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 50

Liquidity and Capital Resources, page 62

1. Please disclose the amount of cash and short term investments held by each of your foreign subsidiaries as of the end of the most recent fiscal year. In addition, please include a statement that you would need to accrue and pay taxes if repatriated and a statement of your intention regarding repatriation of the funds.

Note 4. Acquisitions of Subsidiaries, Joint Ventures and Non-Controlling Interests, page F-31

Telefonica Cellular S.A. DE CV

2. Please explain for us and disclose the nature and purpose of the agreements you reached with your local partner in Honduras regarding Celtel and Navega Honduras and address the following items:
    o Please clarify whether these agreements were related to each other and whether they were with the same counterparty.
    o Tell us what consideration you granted in exchange for the unconditional call option to acquire the remaining 33% stake in Celtel and for the additional 6% interest in Navega Honduras.
    o Please disclose the exercise price of the Celtel call option and put option.
    o Describe for us in more detail your basis for concluding that it was appropriate to consolidate Celtel and Nevega Honduras at the conclusion of these transactions.

Note 5. Disposals of Subsidiaries and Joint Ventures, page F-39

3. Tell us whether the regional shareholding alignment agreement with your local partner in Guatemala was related to your regional shareholding alignment agreement with your local partner in Honduras, as disclosed on page F-33. Please clarify how your investment in Amnet Guatemala is reflected in the tables regarding subsidiaries and joint ventures on pages F-43 and F-44. In addition, tell us and disclose the consideration you received from your disposal of 45% of your interest in Amnet Guatemala.

Note 6. Discontinued Operations and Assets Held For Sale, page F-40

Assets held for sale, page F-41

Sale of tower assets in Ghana, Tanzania and Democratic Republic of Congo, page F-41

4. Tell us and disclose how you accounted for your sale leaseback transaction with Helios Towers Ghana, including whether it qualifies as a financing or operating lease and the amount of any gain or loss associated with the sale. Disclose and explain to us the significant terms of the transaction including the lease period, the annual payment amounts, the fair value of the assets sold, the fair value of the acquired 40% interest in Helios Towers Ghana, the treatment of the land underlying the towers, the existence of any lease renewal rights or purchase options. In addition, tell us the extent and nature of any operations of Helios Towers Ghana prior to Millicom's sale of the tower assets. Explain to us how you account for your investment in Helios Towers Ghana.

5. Fully disclose the significant terms of the sale leaseback transactions with Helios Towers Tanzania and Helios Towers DRC and explain to readers how you are accounting for each transaction, and advise us in detail. Also, please explain to us your methodology for

allocating the carrying value of the towers to the portion that will not be leased back. In this regard, tell us how many slots are available on the portion of the towers not leased back and compare this to the percentage of the total carrying value assigned to the portion of the towers not leased back.

Note 31. Commitments and Contingencies, page F-80

Litigation, page F-81

6. With respect to your Sentel license dispute, please fully comply with the disclosure requirements of paragraph 86 of IAS 37, including an estimate of the financial effect of this contingency.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director